SUB-ITEM 77C
SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of Schwab Premier Equity Fund
(the Fund) was held on September 5, 2012 to consider and approve an Agreement and Plan of Reorganization which provided for
(i) the transfer of all of the assets and liabilities of the Fund in exchange for shares of Schwab Core Equity Fund, another series of the Registrant, and (ii) the distribution of the shares of Schwab Core Equity Fund to shareholders of the Fund in liquidation of the Fund.

The results of the voting with respect to the proposal are shown below.The proposal received the required number of affirmative votes for approval.


For
Against
Abstain
9,375,663.977
426.806.321
442,465.207